Filed by Vertical Aerospace Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Broadstone Acquisition Corp.
Commission File No.: 001-39506
Date: June 24, 2021

Aviation Week _ Vertical-20210623_170840-Meeting Recording

Speaker Key:

GW	Graham Warwick

MC	Michael Cervenka

SE	Samuel Emden

MC	Preparing to be a public company, we have to be a bit more careful about what we’re able to disclose.

GW	I can quite imagine, yes. So, tell me where you are at the moment. Have you begun construction of the demonstrator?

MC	We’re actually well through the design, development and we’ve got a number of components in manufacture, a lot of the long lead-time items, things like fuselage, battery, wings, all of those kind of things are already in manufacture. We, of course, have been doing a whole load of other testing. We’ve done wind tunnel tests. We’ve done battery tests. We’ve done rotor tests, sub-scale rotor tests. We’ve got pilot-in-the-loop simulator. We’ve got a system test bench that replicates all the avionics and some mock-ups just to understand space, sizing, that sort of thing. Those have been ongoing for quite a while.

We’re actually soon going to go back to the Airbus Wind Tunnel Test Facility at Filton with what will be our third winged scale model test. So, yes, plenty going on as well as the full-scale, which you’d expect.

GW	Do you still have to fly a demonstrator this year? Is that still the plan?

00:01:37

MC	Intent is to fly this year and, obviously, initially, that will be VTOL and then we’ll get into CTOL and then transition. I think you know the vehicle is capable of CTOL flight as well as VTOL. I think one of the things that we will do much earlier than some of our competitors is put a pilot in there.

You know some of the background of the company. We very much view certification as one of the big challenges. We’ve deliberately, although we came form a Formula 1 route, we’ve gone very heavy in hiring people from deep aerospace experience and very deliberately the vehicle we’re building now, we’ve designed to have a pilot.

I think that’s important because it sets the right mindset for the company. It also means that we don’t get surprises doing a simple, safe prototype that you then you find where you need to add all sorts of safety features on top. So, actually, we’re starting from this is going be capable of carrying a pilot. Obviously, we need to convince ourselves and the authorities of that situation, so we’ve designed it from the outset with that in mind.

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GW	Right. How representative if the demonstrator? Are your partners going to be represented on the demonstrator or will they come along when you get to the conforming aircraft?

00:03:10

MC	Some of the key ones. So, if we just walk through that bit. Honeywell’s flight controls and avionics are on this. We’ve got triple-redundant flight controls. We’ve got all their avionic systems. We’re already testing those in the pilot and the loop simulator, in the system test bench. We’ve already actually run a motor system controlled by the flight controls.

Obviously, we’re building all the physics-based models into the flight control laws with the dynamic inversion technology Honeywell has got, so all of that is highly representative.

In terms of Solvay, for the composite materials, they are providing all of the materials and adhesives for the structures and it will also have high temperature composites on the battery system. So, we’ve done, for example, witness battery tests with also dropping them. We’ve since done high temperature tests. We know inthe temperatures you get to when you set alight to a battery, so all of that will be in there.

The materials we’re using for this demo to do it in the right time are basically already approved aerospace composite materials. What we are doing with Solvay is a broader development programme to look at more advanced materials, firstly to get some more weight out of the vehicle but also in conjunction with the production manufactures that we’ll announce in due course to really enable rate and cost. Clearly, as a one-off prototype, it will have things like hand lay-up. It is not going to have all the automated replacement that we will bring into the next vehicle.

00:04:56

In terms of electrical power train, as you know, we announced Rolls for electric power units, so the motor system and the electrical architecture, all the circuit protection and so on. That won’t be on this vehicle. Rolls is developing a bespoke motor system for us and we’re working through all the electric safety standards in terms of using circuit protection. So, that will come into a later vehicle.

I suppose the big compromise, therefore, is we start with a vehicle that to develop it and fly it in this time in some cases we’re using, I would describe it as modified components rather than fully bespoke.

The vehicle will be able to fly the full flight envelope. It is not yet at the point where it will have the full payload capabilities, the optimum weight, because we’re going to use this to really learn. We’re already doing a lot of simulation on things like motor handling qualities, what powertrain sizing, what structures, safety factors do we need, all of those kind of things.

But, of course, there is opportunity from that learning to further refine the vehicle and particularly, for us, I think the Rolls-Royce motors are fully integrated and will be much lighter than the motors that we’re going to have on this vehicle and there’s a bit knock-on effect to the rest of the structure and the weight of the vehicle from that.

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00:06:40

GW	Are you just building the one demonstrator? The reason I ask is that you have a series of demonstrations planned. You are part of the English West Country, Paris, Reinvent Mobility, and I think there’s one other one. I’m not sure. But, is it just going to be the one demonstrator vehicle you’ll take around to these different venues?

MC	The other one is SESAR, which is the European programme we’re doing in cooperation with Honeywell. The intent currently is that, actually, SESAR enables us to do flying in the UK. So, there is a longer term plan in terms of when we bring in things like the Rolls motors, the Rolls electrical architecture.

Certainly, as we get closer to cert we’re going to build obviously a number of vehicles for the certification programme, structural, static vehicles, all those kind of things. And, clearly one of the enablers of the SPAC process is we can actually have a much fuller certification programme and then we can also think about how do we have additional vehicles for demonstration.

Then, I think the other thing we’re saying is we’ll do a mix. The vehicle we’re going to fly now, I would anticipate us doing some further upgrades and obviously, then, we’ll bring in a new vehicle that will have things like the Rolls-Royce motor systems and that is probably in the new vehicle.

GW	I want to just quickly get the terminology correct here. So, the first one, the POC was the X1, Seraph was the X2. There doesn’t appear to have been and X3. I’m not sure.

MC	No. Well, the reason is the number of passengers.

00:08:25

GW	Oh, right.

MC	So, yes, it is not a series number.

GW	Oh, okay. I am with you.

MC	X4 is four passengers. If we ended up doing an autonomous version of the X4, it would be an X5. Then, in due course, I suspect we’ll end up doing larger vehicle, as well.

GW	Right. Now, do you drop the X when you go to the production vehicle? Does it become the VA4? Is the X for the demo one?

MC	That’s a really good question. The interesting bit, of course, we know X is often used as an experimental. So, in terms of what will appear on our type certificate, it won’t have X in it. That’s then more of a marketing question of do we keep the X.

SE	That’s a wait and see, right.

GW	So, where are you with that certification process? I presume you’re going to work with the CAA as the primary or are you going to do joint UK-EASA?

MC	We’re doing joint UK-EASA but we have to go through the CAA. Obviously, the UK has now pulled out of EASA, so formally we have to certify with the CAA and then do a foreign validation with EASA.

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00:09:39

Actually, one of the things we’re exploring is how much can we do concurrently and I suppose the context there is we’ve been working with both organisations for several years, certainly in terms of type certification, applications and the like since 2018.

EASA, of course, has built up a lot of expertise in this area. The CAA is ramping up their expertise but, for example, you’re probably aware that Limhi Somerville, our head of energy storage, head of batteries, is chairing the Euro-CAA Working Group defining all the electrical and battery regulations for Europe.

Through that, because Limhi comes from an automotive background, we’ve done a lot to bring EASA up to speed on how batteries behave, jointly figuring out what the cert requirements are.

The CAA has got some learning to do because we’ve been through that much more with EASA. So, I think we’re starting some discussions about how do we, hopefully, do a really efficient concurrent process with the CAA and EASA and we use their combined resources and combined expertise.

Th other bit, particularly given we’ve announced American, we’re now starting to look at to what degree can we do concurrent validation with the FAA. Sorry, I have a nine-month-old who is having great fun in the background. I though I could get away with this because it is not going to be video recording.

SE	You are fine, Michael, really.

00:11:21

GW	You said you did start, you did put the application in, in 2018. What are the steps? It’s the DOA and a CRA AO1 and EOA and all that. Were are you on all that?

SE	Just quickly, sorry. Just to jump in, Michael, if I may. I would just be interested, Graham, as to your interest in the regulatory timeline. Just going down that, is that something you’re keen to understand for the article?

GW	Yes. I’m tracking eVTOLs very closely and we have several that are all getting into the certification phase.

SE	Absolutely.

GW	And, Joby has got it’s G1, hasn’t got its G2. Volocopter has got its DOA. So, they’ll all at different stages and it really helps us understand where the companies are if you understand which of the milestones they’ve achieved because then you can see. The timescales look more reasonable if you can understand what milestones have been achieved.

MC	If I just talk through DOA. So, DOA, in fact we’d gone a long way through DOA with EASA and even when Brexit was announced, we’ve actually had really strong support from EASA on DOA all through last year. Formally, we had to withdraw that at the end of last year because of Brexit and we’ve had to now switch to doing it through the CAA.

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00:12:53

Inevitably, there has been some paperwork changes because different organisations just have different ways of submitting applications. We are quite a long way through that DOA process. I’m not going to commit to when we close it because some of that is out of my control.

As you can imagine, the CAA right now is pretty busy having to pull across all sort of things from EASA. So, suffice it to say, it is going to happen well before it becomes a requirement in terms of conforming vehicle EDRs, CDRs, all those kinds of things. If can couch it in the context of we’re months away not years away from our DOA.

The other thing I would say is Volocopter, you’re right, has a DOA. If you actually look up their DOA it is pretty restrictive. It is only covering multicopters. It’s got a weight limitation. It doesn’t cover the suite of what you need for winged vehicle.

The application we have underway is for the full suite of what you need as a full-blown air framer for a winged vehicle under the full limitations of SC-VTOL. So, that’s DOA, so we’re months away, not years.

SE	My apologies, Michael, and this might be my ineptitude but which of the competitors do have the full suite DOA?

MC	None.

GW	Nobody has, no. Nobody has yet, not full suite. I think Lilium is probably ahead of you in getting it but they’re not there yet.

00:14:34

MC	We’ll I’d be interest to see when they get it.

GW	Yes, we don’t know until when they get it. I think they’ve been working on it a while but they haven’t got it yet.

SE	Apologies, for my further clarification but does that mean, then, if it is, to your point, months if not years away, whether it was Lilium first and then Vertical or Vertical and then Lilium but it would be within the first one or two to get the full suite DOA?

MC	Yes.

SE	Is that correct? Okay. Sorry. Thank you.

GW	Then, it may be a different process but the POA would be through the CAA because I know that for Lilium the POA is through LBA in Germany but your POA would be through CAA again?

MC	It will be CAA. That will follow. I think that will be some time next year and we don’t need that for a while. As you know, the DOA is the more complex thing to get through. Clearly, in terms of where we are as an organisation, we’ve been going nearly six years. Our real focus so far has been around building a world-class engineering team and getting to the right product. The production side is obviously something we’re now putting more attention to.

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00:15:53

Clearly, we have a very different need in that, as you know, we’re very much believers in an ecosystem partnership approach. In terms of production, very much the philosophy is to use supply chain partners, strategic partners who are going to be making almost all of the vehicle, all of the major subsystems, and doing the subsystem assembly.

The area that we are focusing is the battery. Effectively, we’re doing the design and the final assembly of the battery system. Part of the reason for that was, actually, through Limhi we’ve got, I think, a real leading expertise in the certification requirements for the battery. We’ve also run a really extensive technology development programme on the battery.

We did put an RFP out to all sorts of players and we just found we were more advanced than any of the other players out there in terms of potential suppliers. So, we felt that was, A, from a technical point of view, a real area of differentiation. It’s clearly critical to the payload range of the vehicle but it is also vital for the operating economics. Clearly, the battery life and the second/third life usage and so on is really driving us. Hence, we’ve kept the battery inhouse.

I think we’ll probably partner on things like MR&O but at least for assembly we’re going to control that. Then, rotors I suspect we’ll end up doing and make to print for production. Again, we’ve just hired Julian Reed, you may know from Rolls. He was effectively the former fellow at Rolls, leading all of their impact work on composite fan blades.

We’re building a real expertise around rotors. Clearly, rotors, both in terms of impact tolerance, damage tolerance, noise, weight aerodynamic efficiency. Again, that’s not something you can just go and find someone externally who has done all of that.

00:17:56

But, the rest, we see ourselves very much as how do we become really intelligent customers, systems integrators, own the overall aircraft design and cert and then do the final aircraft assembly.

The reverse to Joby where, clearly, they’ve predominantly vertically integrated. That gives us a much more asset-lite approach, capital-lite approach to, A, de-risking using the deep cert expertise of the suppliers but also when we come to ramp up in production, again, we’re not making every motor or having to buy all sorts of fibre placement machines or whatever. We see that as a real opportunity to enable us to ramp up production more readily.

Then, similarly, on the market side, we admire Joby. We think they’re our number one competitor. They’ve got a really credible aircraft. I think their ambition to be the Tesla and Uber of the skies is laudable. It’s a hell of an ambition.

We think, in terms of route to market, there are lots of different ways of doing this. You’ve already seen some of the big orders that we’ve had. We think that is going to be a much easier way to really get these vehicles out and deploy them at scale.

00:19:20

So, we’ll partner in terms of things like pilot training. The partnerships we’ve got are really also around everything from financing to how do you do what airlines do really well, which is they’re trusted brands, they’ve very good at maximising [inaudible], they can integrate it with their existing services.

In the case of Virgin, we’ll do probably a joint venture in terms of a ride sharing service in the UK but, in essence, they’ll do the ride sharing and we’ll provide the vehicles. We’ll do a service around the batteries and the maintenance but we see that as a much easier and more seamless route to commercial scale.

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GW	What is the timescale for the first conforming vehicle? To get cert in ’24, do you need to the conforming vehicle in the air in ’22?

MC	I think it will be around ’22, early ’23, is probably the sort of timescale.

SE	I think there’s a slide on our investor presentation that has that timeline somewhat at the moment, so I’d refer to that. Anyway, just refer to that, as well.

GW	Can you say anything about where you are with the battery technology? Have you made a selection or are you still going through? Obviously, you’ve got batteries for the demonstrator. Are you still going through the evolution for the production or have you got an architecture, chemistry, whatever picked for the production?

MC	We are quite a long way down that route. I think the real plus is, from a regulatory framework, the bits that we’re most uncertain have been tackled first. There are still elements of SC-VTOL of the means of compliance for the batteries to come out but those really are the low risk items.

00:21:19

We have a battery architecture. We have preferred cells. Like all companies, there is obviously a strategic issue around cell selection, so I’m not going to say too much on that other than we have very much based it on the latest available battery cells. We are not relying on something that is a lab. We’re not picking and choosing some of the best performance metrics that actually, when you stick it all together, I think are pretty challenging.

We very much started from a few ethos that perhaps we’re sharing in the company. The first is, and I’ve heard you talk about this, our starting view is this is going to be a mass market. We think that we need to be hitting the highest possible safety standards.

Our strong view is that the EASA approach of setting a 1x10-9 [unclear], all that kind of thing, is the right approach. So, our starting perspective is to go for the very high standards and we think that is going to, firstly, give us a real opportunity in Europe.

Okay, Volocopter has just recently announced their vehicle. We don’t think Lilium’s vehicle works with today’s chemistries. We’ve started from a winged vehicle that we can certify under today’s chemistries but targeting from the get-go, the most stringent EASA certification standards, and we’ve been heavily involved in EASA all the way through.

00:22:57

So, we see a real opportunity, particularly for things intercity in Europe. There are 250 city peers within a 100 miles, much bigger intercity opportunity than in the US, four times the number of city peers. So, I think there is a natural opportunity with that EASA cert and with a vehicle that is not relying on some new technology that isn’t in industrial manufacture to really have a good impact there. I think we also see countries like Singapore, I would expect Japan and others, to follow that EASA standard.

I think the second philosophy we’ve got is there is very little upside to regulators really pushing the boat out. They tend to risk-averse and conservative. So, wherever possible, we’re really trying to do things within the regulatory framework and actually that plays to technology.

So, absolutely, with Honeywell, we’ve got world-class flight controls and avionics. We’ve got a simplified vehicle operation that has an 80% reduction in pilot workload but we believe that pilots are going to be required for all of this decade. So, we’re not making expectations around pilots.

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We’re also not expecting that some new technology that comes along is going to easily be approved by the regulators. Clearly, as batteries get better, that’s an upgrade path but we’re assuming that we have to rely on what is available today.

Then, we very much size the vehicle and the mission and the use cases around that combination of conservativism in the regulatory perspective and leveraging the available technologies that are there but are cutting-edge for what’s available and then leveraging the deep expertise in all the partners to help go through that cert programme.

00:24:52

I think that is a big de-risk. For example, doing the flight controls, I’m very glad we’re not doing all of the software and the hardware certification of a safety critical flight control system for a new class of vehicle.

GW	Can I just make sure I understand? What you call the capital-lite business model or asset-lite business model is fundamentally the big aerospace model of risk-sharing partners, is it, where they pay for the development for some return some way down the way?

MC	Yes. It’s a combination of things. I think the first thing is these companies have invested a huge amount of money in technology development and they’ll actually amortise that over multiple markets.

You know, if you take Honeywell as an example, they are going to sell this kit into everything from GA to eVTOLs to regional. So, they’ve got that bank of technology and the cost to us, really, is what is bespoke for our vehicle. Then, yes, in some cases, and I won’t go into details, clearly the partners are investing money specifically in certifying stuff for our vehicle.

00:26:10

So, I think combination. We’re riding off the back of technology that’s in the suppliers. They’re going to amortise that cost over a whole range of programmes. I think they’ll de-risk and speed up the certification compared to if we tried to do everything from scratch on our own and time is obviously money in these things because you’ve got a bigger workforce that you’re paying for a longer period of time. Then, in some cases, yes, they’re reducing what it would otherwise cost.

Then, from a fabrication point of view, we’re not having to build factories to build all of the components. I think the vast majority of aircraft that we sell, and this is in the investment pack, that we deploy this decade will be aircraft sales. Typically, you get upfront customer deposits and certainly you make a profit at the point the aircraft is delivered. So, we’re not, then, waiting for a several-year payback time.

So, it’s capital-lite compared to trying to own all of that value chain. I guess our view is, well, there’s plenty of room for multiple players. It’s a big market. We think it is going to be supply constrained for at least probably this decade and, therefore, anything that enables us to accelerate and deploy lots of vehicles at scale ultimately gives us a good early mover advantage and a good opportunity to demonstrate the business.

Then, I suppose, the final bit for me would be by leveraging all of those partners, we don’t need to be best in class at everything. I think that’s just as true for when we go in service as it is in terms of upgrades.

So, where I would say it differs from previous aviation is aviation has become very expert at delivering small incremental improvements. As you know, it is 2-3% fuel burn a year or whatever. Very long lifecycles for the product and mid-life upgrade that are maybe every 10-15 years.

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00:28:21

I think technologies in this space is going to move much more rapidly. So, firstly, we’ll be doing upgrades much more often but also we’re not going to be in a world where we have to maintain best in class in everything for all of these technologies that are evolving. So, I think it is also a strategy that helps future proof the business for that kind of technology development pace.

SE	Could I just jump in? Sorry, Michael. Two things. One, I recognise we started late and I’m just conscious that we’ve just gone over a bit, so I just wanted to check that everyone was okay for time.

MC	I’m fine.

GW	You talked there about accelerating and getting to scale.

SE	Sorry, Graham, my apologies. Just to the second thing and then I’ll allow you to just go back. I was just going to say, every time I talk to Michael I find I learn more things and I find it very helpful, myself. But, I just wanted to say this is incredibly useful stuff and I think my colleague Harry might have said this and I’m not sure, that some of this stuff is on background. If this was to be in an article and is to be quoted, it would be great if we could liaise on that. I am not sure because I didn’t organise this myself.

00:29:45

GW	We’re not supposed to do that but in this case, since we’re dealing with you guys kind of for the first time, I’m happy to do a…

SE	Right.

GW	If you look at something that shouldn’t be on the record we’ll work on it.

SE	I appreciate that.

GW	It is better for me to get a good picture, then I’m less likely to make a mistake if I know something versus not knowing something but I’m to go back and forward on what is useable. So, tell me about accelerating. The business plan that went out, the package that went out talked about getting…

MC	Just give me a second.

SE	That’s working from home.

MC	The joys of a wooden floor and a baby. Forgive me.

GW	I haven’t got the thing in front of me but it talks about getting to 1,000 aircraft in ’26, is it, or something like that and then 1,500 in ’27. That appears to me to be a faster ramp than is traditional in aerospace. I think there is a doubling type thing. When you’re doing learning curve it is usually a doubling or it is up 50%. I forget what it is now. It is a very aggressive ramp and it’s faster than the competing players are talking about. What is behind that? How is that going to be possible?

MC	Firstly, I’ll come back to the demand side. Our view is that there are very few credible competitors. There has been a lot of hype but actually when you peel it back, how many have got the wherewithal to understand how you really certify a vehicle? I think there’s very few.

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00:31:37

And, when you start from the perspective of a vehicle that is 30x quieter in hover, 100x quieter in cruise, is a fifth of the operating cost, is 100x safer for us. So, we are going to certify to 1x10-9 compared to 10-7 zero emissions. There is a huge displacement and upside opportunity from today’s helicopters. We think, even if you add all of the manufacturing capacity of the credible players, the market demand is going to exceed supply.

The question for us, then, is how do we really capitalise on that. The ramp-up is aimed at positioning ourselves as one of the global leaders. I think you’re absolutely right to say that is a much more aggressive ramp-up than you would traditionally see in aviation but I think this is where we get into an interesting space.

It’s not normal automotive but there’s quite a lot of parallels to high-end automotive. If you think of the high performance cars, there’s plenty of manufacturers who make 3,000-5,000 vehicles a year and, actually, in that world it is quite possible to have those kind of ramp-ups.

Actually, even in an aviation world, obviously they’ve been really badly impacted by COVID but talking to some of the big tier ones, they’re already looking at how they can get to rate 100 for major platforms for later this decade.

00:33:09

So, I think there is a really interesting transition period where eVTOL offers huge opportunities for traditional aviation. Firstly, it is only a five-seat vehicle but it is so technology-demanding that actually we’re pushing some of the technologies and therefore we offer an early route to market for existing aviation companies that otherwise are not going to find a route to market till the end of the decade and particularly when you’re trying to push sustainable aviation.

We think eVTOLs are the highest value, near-term opportunity for electric aircraft. We’re actually seeing a real excitement and interest in traditional aviation suppliers to really use this as an early route to market to demonstrate these technologies and that puts them in a fantastic position for their core businesses when the next narrow or widebody platform comes along.

Secondly, I think they’re also looking at this as it straddles automotive and aerospace. We are going to get to much higher volumes. We’re going to get to a lower price point. For us, it is about finding the right balance between automation versus manual approaches.

Aerospace is traditionally quite manual but there are elements of it that are highly automated. We’re not going to look like a Toyota factory chucking out 100,000 vehicles a year but there is a place for automation.

A few weeks ago I was in Solvay’s technology centre and the great thing about Solvay and why they’re such a really good partner for us, they provide composites into aerospace, into automotive, and into motorsport, including Formula 1.

00:35:00

They’re actually looking the other way, which is how can they demonstrate to automotive that they can make composite components and how do they get automotive interested. So, that is extremely valuable for us because they’re suddenly showing that they can make components with really short TAC times. I think there’s a really opportunity to do things at rate, in terms of the composite manufacture, the materials the layout.

Then, if you look at the electrical powertrain well, actually, our volumes are tiny compared to automotive. To be able to produce the number of motors we need, 8,000 motors a year, well, that’s nothing in an automotive world. The number of battery packs we need, nothing compared to an automotive world.

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So, yes, it sounds quite an aggressive ramp-up but actually I think when you peel it back and say there is a series of jigsaw pieces that are going to enable that, well quite a lot of that we can leverage capabilities that are already being developed elsewhere.

GW	So, the money that is raised overall by this SPAC, and I understand the asset-lite business, but it is relatively small money compared with the others. We are talking about Joby at 1.6. Now, they’re going to be an operator as well as a manufacturer, so they’ve got to tool up for operation.

00:36:24

Does that give you some flexibility, some margin because it almost always is more expensive than we think it is going to be? I don’t know of any aerospace programme that hasn’t been more expensive than people thought it was going to be. Does that give you margin or is there some way that you can build in margin?

MC	I think, firstly, we’ve done it as a very rigorous bottom-up view in terms of certification and it relies, as you’ve said, heavily on suppliers to enable that. It would cost a huge amount more if we were trying to do it all ourselves. The numbers are close to a billion, absolutely. That is much more likely.

The second thing is there is always a risk, and we would always say this, of programme overruns. I think we’ve got a really robust plan. We’ve got really strong suppliers. Nobody is ever going to say there isn’t a chance that something causes a delay.

I think the real benefit we’ve got is we’re running a really lean team, so we’re not running a team that has got 500-1,000 people in and, therefore, the ongoing cost of running the business is significantly lower. Any risk of overrun, the financial impact of that is a lot less than if we were trying to do everything ourselves and you’ve got just a bit standing army.

In terms of the business model we’ve been quite conservative in that we’re not taken any advantage of things like upfront customer deposits, further government support and funding. There are lots of things that we can pull on in terms of helping the business model.

00:38:15

I think, also, the company is in a great position where it has got no debt, etc, and we’re going to hit some really key milestones. So, yes, we have some margin in the business. We’ve actually got a number of other strings that we could pull on.

I think nobody who knows aerospace is going to categorically say, well, there is a 100% chance of us certifying in 2024. There’s always some chance of some level of risk but as we’ve explained to investors all the way through this process we think we’re in a really robust position and if there is some slippage then we’ve got ample means of covering that.

SE	Sorry. I was just going to say, I image you’re fairly familiar with the investor deck that’s online now but if you haven’t looked slide 22 specifies in fairly good detail what the key capital uses of the raise will be and getting through phase one in design and cert and so on. But, anyway, I just wanted to flag.

GW	It is just that when we are looking from the outside it does not seem like a huge amount of money. I’ve covered so many, particularly general aviation programmes that have really gone way over. I don’t think I’ve seen a single GA programme coming in under 500 million and some of them have gone significantly above that.

MC	And, so, if you figure out the amount that the other partners are investing, we’re well over that sum of money. So, the total cost of certifying with all of the capabilities from the partners, investment and so on, is a lot more than the net amount that we need to raise.

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00:39:55

The other bit, for me, that is interesting is I think there’s some real advantages to having a smaller team. When I joined we were only 40. We are now 150. So, in two years we’ve grown significantly. We’ve added another site, so we’ve got all the 25 or so Formula 1 guys in Oxford. They’ve got a real mindset of rapid prototyping and just a different pace.

But, clearly, we have lots of big aerospace companies come and see us and they would say, even when were 80-100, we were achieving more with 100 than a big aerospace company with 500. Some of that is we’ve got a real single-minded focus on making this successful.

The company needs this to work for the company to exist. We’re not trying to manage ten or 20 different projects where there is always priority decisions and resource that you have to move around.

So, firstly, that kind of focus and real cultural appetite to succeed and real investment in the company emotionally. It is not just somewhere were you come to work. I think it is really, really powerful.

The speed of decision-making is light years away from what you’d get in a big company because we don’t have the kind of stakeholder issues that you get. Even post-SPAC, Stephen will be still the majority shareholder. We are very aligned on how we take the business forward.

Then, I think, just by having a smaller team, what you tend to find is the individuals see a lot more of the total design cycle. So, we’ve got guys who do everything from architecting, thinking of the requirements, engaging with suppliers, to actually testing it.

00:41:50

Firstly, you get a speed of learning through that that gets diluted if you have a much bigger team and more spans and layers but also that retained knowledge means that you can make decisions quicker and there’s more empowered ownership.

For me, one of the things that really surprised me at Vertical, having spent 22.5 years at Rolls was you have all these perceptions about barriers to entry and, clearly, in this space there are still big barriers to entry. You still need to have the skills inhouse to certify stuff but if you get the right partners and the right people I think it’s impressive what you can achieve with only 120-130 people.

So, I guess our view is that is really is going to be a few start-ups that are going to really pioneer this new sphere of aviation and we don’t have all the legacy about how you design a jet engine-powered aircraft, nor do we have the digital legacy that an incumbent would have and the pace of change in technology and decision-making is just more rapid.

Almost by definition, great, we’re in Bristol, we’re surrounded by all the aerospace companies but when we go and recruit, actually there is already a self-selection because the people who come and work for us have got more of a, well, I want to challenge the status quo and do things.

00:43:07

So, there’s a really interesting cultural piece there that I think is very hard to replicate within a big, existing airframer that’s I think very powerful in terms of those timescales.

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GW	Interesting. It’s interesting to watch because Lilium is really, as it goes along, becoming more and more like a big aerospace company. Literally, if you look it now, they’re almost structured like big aerospace company.

And, if you look at Joby, if you go into their SPAC thing, they’ve burned through so much money already. The got 820 and they’re down to 440 before the SPAC. That’s because of the sheer size of the company now and what they’re trying to do. You’re right. The amount of money you spend when you’ve got a big team is a major factor.

MC	Well, then, it is all the rigs and other things. Clearly, we will have more rigs. The SPAC will enable us to do more of them but also, all of the test facilities. Firstly, if we want to do a wind tunnel test, we just go up the road to Filton. All of the motor tests, Rolls are doing. All of the flight controls and avionics tests, we’re not having to recreate all the human factors capabilities that exist in Phoenix.

So, the big costs associated with all of that capability from day one we’re doing differently. Actually, we are going to do a more advanced pilot-in-the-loop simulator with a proper dome but if you came to our facility now it’s got Honeywell flight controls, it has got Lord inceptors, it has got the real flight physics, it’s got a VR headset or simple screen, and it’s got a bit of wood and old car seat.

00:44:53

So, a real philosophy of money where it matters. It is sort of interesting. Stephen, in his first business OVO, it is seven billion turnover, 10,000 employees. He bootstrapped the company until it have $0.5 billion of revenue. And, that same mindset of do what you need, be really efficient in how you spend the money. Be entrepreneurial but don’t go and spend it everywhere just for the sake of it.

I think it is that culture that also drives a lean mindset in what we are doing and the pace in what we’re doing. A bit of, well, we’ve had to be entrepreneurial till now because we have not had the huge budgets that Joby has had. That culture has stayed with the company and I think that is really powerful going forwards.

GW	Good. Okay, well, you’ve answered my questions. Anything that we haven’t touched on?

MC	I think I’ve covered quite a lot.

SE	I hope that was useful, Graham.

GW	I’m good. As I say, I’ll get something together, draft up something and then you guys can take a look at it and see if you feel comfortable with it.

00:46:05

SE	Sure. Appreciate it.

MC	I don’t know how often you come over to the UK or some of your colleagues.

GW	Obviously, I haven’t done anything for a while but my colleague, Tony Osborne, I’d love to get him out to see you. He’s a rotorhead, anyway. He loves things that take off vertically. I’d love to get him down to see you guys.

MC	Yes. Happy to do that.

SE	I think, just on that, we’re very keen to make sure that Aviation Week particularly is in our loop. So, whether it is Tony or whatever it might be or whether you want to do an every four or five month chat with Michael or whatever it might be, I think we’re really keen to show you where we’re at. So, whatever you need, you’ve got our details.

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GW	Good. That’s great to know. Thank you very much, folks. Good talking to you.

MC	Indeed. Thanks, Graham.

SE	Cheers, Graham. Thanks so much.

GW	Go check what the damage to your wooden floor looks like.

MC	It’s all right. So far, so good.

GW	Okay, folks. Thank you.

MC	Cheers. Bye.

SE	Thanks, Graham. Bye-bye.

00:47:08

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